Exhibit 99.9

NI 43-101 Technical Report

Feasibility Study of the Rainy River Project

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report prepared for New Gold Inc. (“New Gold”) entitled: “Feasibility Study of the Rainy River Project, Ontario, Canada” signed on February 14, 2014 (the “Technical Report”) and effective January 16, 2014.

I, Mo Molavi, P. Eng., as a co-author of the Technical Report, do hereby certify that:

1)	I am a Principal Mining Engineer with AMC Mining Consultants (Canada) Ltd with a business address at Suite 202, 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

2)	I am a graduate Laurentian University (B. Eng. in Mining Engineering, 1979) and McGill University (M. Eng. in Mining Engineering specializing in Rock Mechanics and Mining Methods, 1987).

3)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, License #37594 and a member of the Canadian Institute of Mining, Metallurgy and Petroleum. I have worked as a Mining Engineer for a total of 34 years since my graduation from university and have relevant experience in project management, feasibility studies and technical report preparations for mining projects in North America. I am a “Qualified Person” for the purposes of National Instrument 43-101 (the “Instrument”).

4)	I did not complete a personal inspection of the Rainy River Project site but relied on a site visit completed by Mr. Colm Keogh, P.Eng., a co-author of the Technical Report;

5)	I have read the definition of “qualified person” set out in the National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101;

6)	I am independent of the issuer as independence is described in Section 1.5 of NI 43-101;

7)	I am responsible for Sections 16.4 and 16.5 and contributed to section 1.16.3 of the Technical Report;

8)	I have no prior involvement with the Property that is the subject of the Technical Report.

9)	I have read NI 43-101 and the sections of the Technical Report under my responsibility have been prepared in compliance therewith; and

10)	That, as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report under my responsibility contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Vancouver,	Mo Molavi [“signed and sealed”]
British Columbia	Mo Molavi, P. Eng.
February 14, 2014	Principal Mining Engineer
Mining Services Manager
AMC Mining Consultants (Canada) Ltd

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